UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
READING, PA 19612

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4 –13

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	14

Exhibit 23

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI Utilities, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UGI Utilities, Inc. Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the UGI Utilities, Inc. Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 26, 2015

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS:
Investments (Notes 3 and 5)	$225,823,446	$197,717,802
Receivables:
Participants' contributions receivable	360,619	329,228
Employers' contributions receivable	128,346	111,196
Notes receivable from participants	3,606,288	3,892,658
Total assets	229,918,699	202,050,884
LIABILITIES:
Accrued administrative expenses	15,930	15,415
Total liabilities	15,930	15,415
Net assets available for benefits at fair value	229,902,769	202,035,469
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(606,883)	(628,708)
Net assets available for benefits	$229,295,886	$201,406,761
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2014	2013
Additions:
Participants’ contributions	$9,014,076	$8,573,164
Employers’ contributions	3,295,787	2,938,688
Participants’ rollover contributions	1,552,167	662,710
Investment income:
Dividends and interest	5,156,239	5,014,387
Net appreciation in value of investments	19,812,439	30,503,645
Net transfers of participants’ balances	132,482	—
Interest on notes receivable from participants	159,546	164,292
Deductions:
Administrative fees	(82,430)	(63,040)
Net transfers of participants’ balances	—	(15,066)
Distributions to participants	(11,151,181)	(9,907,401)
Net increase	27,889,125	37,871,379
Net assets available for benefits—beginning of year	201,406,761	163,535,382
Net assets available for benefits—end of year	$229,295,886	$201,406,761
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following brief description of the UGI Utilities, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2014 and during the periods covered by the financial statements. More complete information is included in the Plan documents.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions and Participant Accounts. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition all participants may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For both the 2014 and 2013 Plan Years, the IRC before-tax contribution limits was $17,500. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for both the 2014 and 2013 Plan Years was $5,500. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to participant contributions.
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, for eligible Plan participants hired prior to January 1, 2009, the Employer matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. Generally, eligible employees hired on or after January 1, 2009 receive an Employer matching contribution of 100% of up to 5% of eligible compensation that such participants have elected to make on a before-tax or after-tax basis.
Generally, a participant is fully vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements have a different vesting schedule for employer matching contributions. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), total disability (as defined by the Plan document) or death while in the employ of the Employers or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire. For vesting purposes, participants in the Plan who were former employees of businesses acquired by UGI Utilities generally receive credit for past eligible service with such acquired businesses.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan and are available to reduce future Employer contributions or pay expenses incurred in the administration of the Plan. For the 2014 Plan Year, forfeitures of $57,328 were used to reduce the Employers’ contributions. For the 2013 Plan Year, forfeitures of $71,320 were used to reduce the Employers’ contributions. During the 2014 and 2013 Plan Years, $97,182 and $53,275, respectively, were forfeited from participants’ accounts. As of December 31, 2014 and 2013, there were $61,210 and $20,574, respectively, of forfeitures remaining in the Plan.
Effective January 1, 2014, the Plan also permits participants to make Roth 401(k) contributions to the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, common collective trust funds and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments (Note 3) refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.

Distributions. The Plan benefit of a participant who terminates employment as a result of total disability, as defined in the Plan document, or who terminates employment and has reached his or her Early Retirement Date or Normal Retirement Date, as defined by the Plan, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment as a result of death, or for reasons other than total disability or retirement after his or her Early Retirement Date or Normal Retirement Date, shall be equal to the proceeds of liquidation of the vested portion of his or her account. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her account attributable to after-tax contributions at any time. However, the withdrawal must be in an amount of at least $250. If any portion of the amount withdrawn is attributable to contributions that were matched by the Employers, the participant’s participation in the Plan will be suspended for the three-month period following the withdrawal. No more than one such withdrawal in any calendar year is permitted from each of the matched and unmatched portions of a participant’s after-tax contribution account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses for the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. A participant’s participation in the Plan is suspended for the six-month period following a hardship withdrawal.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Active employees who reach age 59 1/2 can elect an in-service withdrawal in the amount of at least $1,000. While a participant is still employed by any of the Employers, withdrawals of amounts attributable to Employers’ contributions and post-1988 earnings on participant before-tax contributions are not permitted.
Notes Receivable from Participants. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s before-tax and rollover account balances, or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee as follows: $5.25 from January 1, 2013 through September 30, 2013; and $9.00 beginning October 1, 2013. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund and collective trust fund expenses are paid to fund managers from mutual fund or collective trust fund assets.
Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). Fidelity Brokerage Link accounts are reflected at their fair value of associated investments.
The Statements of Net Assets Available for Benefits reflects the Plan’s interests in collective trust funds at their net asset values (“NAVs”) provided by the administrator of the funds. The NAVs are based upon the fair values of the underlying assets owned by the funds, minus their liabilities, and then divided by the number of shares outstanding. For the Vanguard Retirement Savings Trust III fund, such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III fund is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III fund for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses have been recorded as of December 31, 2014 and 2013.
Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. Trust Investments
The components of trust investments by fund at December 31, 2014 and 2013 are as follows:

	December 31,
	2014		2013
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares — 627,610 and 642,383, respectively)	$7,368,145		$7,297,473
Fidelity Growth Company Fund - Class K (shares — 289,183 and 287,037, respectively)	38,091,141	*	34,361,254	*
Fidelity Spartan International Index Fund (shares — 148,005 and 138,857, respectively)	5,508,759		5,647,333
Fidelity T. Rowe Price Equity Income Fund (shares — 443,261 and 432,744, respectively)	14,538,959	*	14,211,300	*
Fidelity PIMCO Total Return Fund Institutional Class (shares — 137,578 and 129,442, respectively)	1,466,577		1,383,738
Fidelity American Funds EuroPacific Growth Fund Class R-6 (shares — 15,775 and 13,124, respectively)	742,825		643,457
Fidelity Royce Pennsylvania Mutual Fund Investment Class (shares — 35,848 and 29,219, respectively)	466,018		430,390
Vanguard Institutional Index Fund (shares — 92,145 and 92,013, respectively)	17,384,929	*	15,575,928	*
Vanguard Prime Money Market Fund (shares — 8,911,461 and 8,189,289, respectively)	8,911,461		8,189,289
Vanguard Extended Market Index Fund (shares — 202,004 and 202,517, respectively)	13,453,440	*	12,707,912	*
Total mutual funds	107,932,254		100,448,074

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Assets in Fidelity Brokerage Link Account — various investments including registered investment company funds, money market funds and cash	8,182,150		6,879,778
Common Collective Trusts:
Vanguard Retirement Savings Trust III (shares — 13,782,422 and 13,825,306, respectively)	14,389,305	*	14,454,014	*
Vanguard Target Retirement Income Trust II (shares — 58,518 and 57,428, respectively)	1,741,509		1,617,170
Vanguard Target Retirement 2010 Trust II (shares — 32,656 and 57,450, respectively)	898,039		1,490,824
Vanguard Target Retirement 2015 Trust II (shares — 387,813 and 391,332, respectively)	10,660,981		10,088,289	*
Vanguard Target Retirement 2020 Trust II (shares — 284,435 and 224,276, respectively)	7,708,177		5,669,685
Vanguard Target Retirement 2025 Trust II (shares — 586,577 and 588,245, respectively)	15,585,348	*	14,576,713	*
Vanguard Target Retirement 2030 Trust II (shares — 117,353 and 99,173, respectively)	3,048,819		2,402,964
Vanguard Target Retirement 2035 Trust II (shares — 256,630 and 234,397, respectively)	6,667,235		5,679,437
Vanguard Target Retirement 2040 Trust II (shares — 70,371 and 57,056, respectively)	1,861,301		1,407,000
Vanguard Target Retirement 2045 Trust II (shares — 159,742 and 135,511, respectively)	4,221,973		3,340,334
Vanguard Target Retirement 2050 Trust II (shares — 53,759 and 37,891, respectively)	1,427,830		938,550
Vanguard Target Retirement 2055 Trust II (shares — 2,165 and 15, respectively)	77,097		493
Vanguard Target Retirement 2060 Trust II (shares — 400 and 0, respectively)	11,211		—
Total common collective trusts	68,298,825		61,665,473
UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 585,312 and 552,178, respectively)	41,182,579	*	28,536,553	*
Dividends receivable	227,638		187,924
Total UGI Common Stock fund	41,410,217		28,724,477
Total trust investments — fair value	$225,823,446		$197,717,802
Total trust investments — cost	$174,003,393		$161,422,850

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation in fair value of investments during the years ended December 31, 2014 and 2013 by major investment category is as follows:

	Year Ended December 31,
	2014	2013
Mutual funds	$5,577,668	$23,181,663
Target Retirement collective trusts	3,432,385	675,985
UGI Common Stock Fund	10,715,825	5,750,057
Other	86,561	895,940
Total net appreciation in fair value	$19,812,439	$30,503,645

In November 2013, the Plan's participation in the Target Retirement investment funds comprising registered investment company mutual funds was discontinued and the Plan added Target Retirement fund options comprising collective trust funds with investment objectives identical to the former Target Retirement mutual funds. The Target Retirement collective trust fund options have expense ratios that are lower than the former Target Retirement mutual funds. All existing balances in the Target Retirement mutual funds were transferred to the corresponding Target Retirement collective trust funds as of November 22, 2013.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

Beginning in October 2012, the Plan trustee began purchasing shares of UGI Corporation Common Stock on the open market rather than purchasing such shares directly from UGI Corporation.

4. Accounting Standard Not Yet Adopted

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07") . ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan Administrator is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

5. Fair Value Measurements

The Plan performs fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consists principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

Common collective trust funds: Valued at the net asset value (NAV) of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the funds will sell the investment for an amount different than the reported NAVs. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2014 and 2013, the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table below.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2014 and 2013:

	December 31, 2014
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond mutual funds	$8,834,721	$—	$—	$8,834,721
Equity mutual funds	90,186,072	—	—	90,186,072
Money market mutual fund	8,911,461	—	—	8,911,461
Total mutual funds	107,932,254	—	—	107,932,254
UGI Common Stock fund	41,410,217	—	—	41,410,217
Brokerage Link	8,182,150	—	—	8,182,150
Common collective trusts	—	68,298,825	—	68,298,825
Total investments measured at fair value	$157,524,621	$68,298,825	$—	$225,823,446

	December 31, 2013
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond mutual funds	$8,681,211	$—	$—	$8,681,211
Equity mutual funds	83,577,574	—	—	83,577,574
Money market mutual fund	8,189,289	—	—	8,189,289
Total mutual funds	100,448,074	—	—	100,448,074
UGI Common Stock fund	28,724,477	—	—	28,724,477
Brokerage Link	6,879,778	—	—	6,879,778
Common collective trust	—	61,665,473	—	61,665,473
Total investments measured at fair value	$136,052,329	$61,665,473	$—	$197,717,802

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments comprising collective trust funds measured at fair value based on net asset value (NAV) per share as of December 31, 2014 and 2013:

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trust:
Vanguard Retirement Savings Trust III	$14,389,305	n/a	Daily	30 days
Target Retirement Collective Trusts:
Vanguard Target Retirement Income Trust II	$1,741,509	n/a	Daily	30 days
Vanguard Target Retirement 2010 Trust II	$898,039	n/a	Daily	30 days
Vanguard Target Retirement 2015 Trust II	$10,660,981	n/a	Daily	30 days
Vanguard Target Retirement 2020 Trust II	$7,708,177	n/a	Daily	30 days
Vanguard Target Retirement 2025 Trust II	$15,585,348	n/a	Daily	30 days
Vanguard Target Retirement 2030 Trust II	$3,048,819	n/a	Daily	30 days
Vanguard Target Retirement 2035 Trust II	$6,667,235	n/a	Daily	30 days
Vanguard Target Retirement 2040 Trust II	$1,861,301	n/a	Daily	30 days
Vanguard Target Retirement 2045 Trust II	$4,221,973	n/a	Daily	30 days
Vanguard Target Retirement 2050 Trust II	$1,427,830	n/a	Daily	30 days
Vanguard Target Retirement 2055 Trust II	$77,097	n/a	Daily	30 days
Vanguard Target Retirement 2060 Trust II	$11,211	n/a	Daily	30 days

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable Value Collective Trust:
Vanguard Retirement Savings Trust III	$14,454,014	n/a	Daily	30 days
Target Retirement Collective Trusts:
Vanguard Target Retirement Income Trust II	$1,617,170	n/a	Daily	30 days
Vanguard Target Retirement 2010 Trust II	$1,490,824	n/a	Daily	30 days
Vanguard Target Retirement 2015 Trust II	$10,088,289	n/a	Daily	30 days
Vanguard Target Retirement 2020 Trust II	$5,669,685	n/a	Daily	30 days
Vanguard Target Retirement 2025 Trust II	$14,576,713	n/a	Daily	30 days
Vanguard Target Retirement 2030 Trust II	$2,402,964	n/a	Daily	30 days
Vanguard Target Retirement 2035 Trust II	$5,679,437	n/a	Daily	30 days
Vanguard Target Retirement 2040 Trust II	$1,407,000	n/a	Daily	30 days
Vanguard Target Retirement 2045 Trust II	$3,340,334	n/a	Daily	30 days
Vanguard Target Retirement 2050 Trust II	$938,550	n/a	Daily	30 days
Vanguard Target Retirement 2055 Trust II	$493	n/a	Daily	30 days

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

6. Federal Income Tax Status

In July 2012, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of January 1, 2010 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

UGI UTILITIES, INC.
SAVINGS PLAN

EIN 23-1174060, Plan #008
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2014
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	627,610 shrs	$7,290,919	$7,368,145
Fidelity Growth Company Fund - Class K (1)	289,183 shrs	27,794,129	38,091,141
Fidelity Spartan International Index Fund (1)	148,005 shrs	4,856,366	5,508,759
Fidelity T. Rowe Price Equity Income Fund (1)	443,261 shrs	11,425,493	14,538,959
Fidelity PIMCO Total Return Fund Institutional Class (1)	137,578 shrs	1,550,339	1,466,577
Fidelity American Funds EuroPacific Growth Fund Class R-6 (1)	15,775 shrs	706,135	742,825
Fidelity Royce Pennsylvania Mutual Fund Investments Class (1)	35,848 shrs	488,312	466,018
Vanguard Institutional Index Fund	92,145 shrs	11,127,408	17,384,929
Vanguard Prime Money Market Fund	8,911,461 shrs	8,911,461	8,911,461
Vanguard Extended Market Index Fund	202,004 shrs	8,318,505	13,453,440
Total Mutual Funds		82,469,067	107,932,254
Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	6,854,722	8,182,150
Common Collective Trusts:
Vanguard Retirement Savings Trust III (3)	13,782,422 shrs	13,782,422	13,782,422
Vanguard Target Retirement Income Trust II	58,518 shrs	1,647,948	1,741,509
Vanguard Target Retirement 2010 Trust II	32,656 shrs	843,336	898,039
Vanguard Target Retirement 2015 Trust II	387,813 shrs	9,966,632	10,660,981
Vanguard Target Retirement 2020 Trust II	284,435 shrs	7,213,228	7,708,177
Vanguard Target Retirement 2025 Trust II	586,577 shrs	14,453,052	15,585,348
Vanguard Target Retirement 2030 Trust II	117,353 shrs	2,836,565	3,048,819
Vanguard Target Retirement 2035 Trust II	256,630 shrs	6,143,123	6,667,235
Vanguard Target Retirement 2040 Trust II	70,371 shrs	1,727,173	1,861,301
Vanguard Target Retirement 2045 Trust II	159,742 shrs	3,902,336	4,221,973
Vanguard Target Retirement 2050 Trust II	53,759 shrs	1,331,372	1,427,830
Vanguard Target Retirement 2055 Trust II	2,165 shrs	75,689	77,097
Vanguard Target Retirement 2060 Trust II	400 shrs	11,078	11,211
Total Common Collective Trusts		63,933,954	67,691,942
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	585,312 shrs	20,518,012	41,182,579
Dividends receivable	$227,638	227,638	227,638
		20,745,650	41,410,217
Participant Loans:
Loan principal outstanding (4.25% – 10.50%) (1) (2)		3,606,288	3,606,288
Total – all funds		$177,609,681	$228,822,851

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2014.

(3)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan

Date June 26, 2015	By:	/s/ Denise M. Bassett
	Name:	Denise M. Bassett
	Title:	Manager of Benefits
and Retirement of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Morison Cogen LLP